SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 8)*

                    IRSA INVERSIONES Y REPRESENTACIONES S.A.
                    ________________________________________
                                (Name of Issuer)

                      Common Stock,Ps.1 Nominal (Par) Value
                      _____________________________________
                         (Title of Class of Securities)


                                    450047204
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 450047204                                            Page 2 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  Geosor Corporation

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)             |_|

6        Citizenship or Place of Organization

                  New York

                             7               Sole Voting Power
Number of                                             10,363,630
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            10,363,630
    With
                             10              Shared Dispositive Power
                                                      0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    10,363,630

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      4.89%

14       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 450047204                                            Page 3 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  George Soros  (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Source of Funds*

               Not Applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   |_|

6        Citizenship or Place of Organization

                  United States

                             7               Sole Voting Power
                                                      10,363,630
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            10,363,630
    With
                             10              Shared Dispositive Power
                                                      0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    10,363,630

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      4.89%
14       Type of Reporting Person*

                IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages



                  This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, with a Ps. 1 nominal (par) value (one Argentine peso) (the "Shares"), of IRSA Inversiones y Representaciones S.A. (the "Issuer"). This Amendment No. 8 supplementally amends the Initial Statement on Schedule 13D dated December 29, 1997 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 8 on
Schedule 13D is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares to the management of the Issuer, the Reporting Persons no longer may be deemed the beneficial owners of more than five percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Backgroud.

                  This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Geosor Corporation ("Geosor"); and

                  (ii)     George Soros ("Mr. Soros").

                  This statement relates to the Shares held for the account of Geosor.

Item 5.           Interest in Securities of the Issuer.


                  (a)      (i) Geosor may be deemed the beneficial  owner of the
10,363,630   Shares  held  for  its  account,   which   includes   971,598  GDSs
(approximately 4.89% of the total number of Shares outstanding).

                           (ii) Mr. Soros may be deemed the beneficial  owner of
10,363,630 Shares held for the account of Geosor (approximately 4.89% of the total number of Shares outstanding).


                  (b) (i) Each of Geosor and Mr. Soros (as the sole shareholder and person ultimately in control of Geosor) may be deemed to have the sole power to direct the voting and disposition of the 10,363,630 Shares held for the account of Geosor.

                  (c) Except for the sale by Geosor on February 11, 2000 of 3,500,000 Shares of the Issuer to current members of the Issuer's management at a price per share of $3.30 in a privately negotiated transaction, there have been no transactions with respect to the Shares since December 13, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) Mr. Soros, the sole shareholder of Geosor, has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Geosor.

                                                               Page 5 of 8 Pages



                  (e) Each of Geosor and Mr. Soros ceased to be the beneficial owner of more than five percent of the Shares on February 11, 2000.

                           The  information  set forth above excludes  4,290,279
Shares held for the account of Quantum Dolphin Limited ("Quantum Dolphin"), an Isle of Man corporation. Geosor is a shareholder of Quantum Dolphin.

                                                               Page 6 of 8 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000

                                GEOSOR CORPORATION


                                By:   /S/ MICHAEL C. NEUS
                                      _________________________
                                      Michael C. Neus
                                      Assistant Secretary


                                GEORGE SOROS


                                By:   /S/ MICHAEL C. NEUS
                                      _______________________
                                      Michael C. Neus
                                      Attorney-in-Fact

                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

D.       Joint Filing  Agreement  dated  February 11, 2000 by and
         between Mr. George Soros and Geosor Corporation.........              8